[redacted]

15047497

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 02 2015
WASH., D.C.
201

SEC FILE NUMBER
8- 44344

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: H. RIVKIN AND COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 WEST DELAWARE AVENUE
(No. and Street)

PENNINGTON	NJ	08534
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
HAROLD RIVKIN, 609-730-4200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VAN DUYNE, BRUNO & CO., P.A.
(Name – *if individual, state last, first, middle name*)

18 HOOK MOUNTAIN ROAD	PINE BROOK	NJ	07058
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
3/7

OATH OR AFFIRMATION

I, HAROLD RIVKIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of H. RIVKIN AND COMPANY, INC., as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Patricia Nicole LaRosee
Notary Public of New Jersey
My commission expires:
May 5, 2016

Notary Public

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VB

Van Duyne, Bruno & Co., P.A.

Certified Public Accountants & Advisors

H. RIVKIN AND COMPANY, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
(OTHER LEGAL AND REGULATORY REQUIREMENTS)

December 31, 2014 and 2013

H. RIVKIN AND COMPANY, INC.

TABLE OF CONTENTS

December 31, 2014 and 2013

Van Duyne, Bruno & Co., P.A.
Certified Public Accountants & Advisors

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
of H. Rivkin and Company, Inc.

We have audited the accompanying financial statements of H. Rivkin and Company, Inc. (a New York corporation), which comprise the statements of financial condition as of December 31, 2014 and 2013, and the related statements of operations and comprehensive income (loss), changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of H. Rivkin and Company, Inc. as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

18 Hook Mountain Road, P.O. Box 896, Pine Brook, NJ 07058 ▪ Tel: (973) 808-1445 ▪ Fax: (973) 808-1613 ▪ Email: info@vb-cpa.com

312 Shrewsbury Avenue, Red Bank, NJ 07701 ▪ Tel: (732) 741-1075

Report on Other Legal and Regulatory Requirements

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the statements of net capital pursuant to SEC Rule 15c3-1, haircut analysis, schedule of non-allowable assets, schedule of aggregate indebtedness, reconciliation of the computation of net capital pursuant to SEC Rule 15c3-1 and the exemption report is presented for purposes of additional analysis and is not a required part of the financial statements, but is required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Van Duyne, Bruno & Co.
Pine Brook, NJ

February 21, 2015

H. RIVKIN AND COMPANY, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31,

ASSETS

	2014	2013
Current assets		
Cash	$ 102,297	$ 101,657
Broker receivable	6,179	-
Inventory - securities	36,913	56,079
Prepaid expenses	3,591	6,590
Deferred tax asset	90,142	90,077
Total current assets	239,122	254,403
Property, plant, and equipment		
Machinery and equipment	30,951	30,951
Furniture and fixtures	18,375	18,375
	49,326	49,326
Less: accumulated depreciation	49,326	49,326
Net property, plant and equipment	-	-
Total assets	$ 239,122	$ 254,403

LIABILITIES AND STOCKHOLDERS' EQUITY

	2014	2013
Current liabilities		
Accounts payable	$ 340	$ 541
Commissions payable	2,470	-
Broker payable	991	6,864
Income tax payable	(355)	1,000
Payroll taxes payable	-	2,138
Accrued expenses	37,896	8,500
Total current liabilities	41,342	19,043
Long term liabilities		
Loan payable - officer	-	11,500
Total liabilities	41,342	30,543
Stockholders' equity		
Common stock - par value $1.00		
Authorized - 200,000 shares		
Issued - 25,000 shares		
Outstanding - 25,000 shares	25,000	25,000
Additional paid-in capital	230,659	194,159
Accumulated other comprehensive income	40,536	31,463
Accumulated deficit	(98,415)	(26,762)
Total stockholders' equity	197,780	223,860
Total liabilities and stockholders' equity	$ 239,122	$ 254,403

See notes to the financial statements.

H. RIVKIN AND COMPANY, INC.
STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
For The Years Ended December 31,

	2014	2013
Revenue		
Commission income	$ 145,274	$ 307,044
Interest and dividend income	2,330	4,543
Total revenue	$ 147,604	$ 311,587
Operating expenses		
Officer's salaries	11,000	23,000
Office salaries	59,063	183,888
Commission	-	3,665
Advertising and promotion	560	525
Travel and entertainment	1,312	3,021
Telephone	6,125	10,867
Rent	31,200	31,200
Pension expense and employee benefits	8,041	32,894
Legal and professional services	14,440	19,301
Licenses and registration	7,729	7,649
Payroll and miscellaneous taxes	4,554	15,592
Dues, publications and seminars	-	1,568
Office, stationery and printing	5,875	8,541
Postage and delivery	1,495	830
Clearing costs	56,889	74,603
Insurance	860	2,704
Lease expense	1,072	3,619
Quotes and research	7,120	22,941
Bank charges and miscellaneous	463	1,393
Total operating expenses	217,799	447,801
Loss from operations	(70,195)	(136,214)
Interest expense	41	-
Loss before income tax	(70,236)	(136,214)
Income tax provision	(1,482)	(1,000)
Deferred tax benefit	65	48,270
Net loss	(71,653)	(88,943)
Other comprehensive income (loss), net of tax		
Unrealized gain (loss) on securities	9,073	(14,828)
Total comprehensive loss	$ (62,580)	$ (103,770)

See notes to the financial statements.

H. RIVKIN AND COMPANY, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For The Years Ended December 31, 2014 and 2013

	Total	Common stock par value $1.00	Additional paid -in capital	Accumulated other comprehensive income (loss)	Retained earnings (Accumulated deficit)
Balance at beginning of year - January 1,	$ 327,631	$ 25,000	$ 194,159	$ 46,291	$ 62,181
Other comprehensive loss	(14,828)	-	-	(14,828)	-
Net loss - December 31, 2013	(88,943)	-	-	-	(88,943)
Stockholders' equity at December 31, 2013	223,860	25,000	194,159	31,463	(26,762)
Stockholder contributions	36,500	-	36,500	-	-
Other comprehensive income	9,073	-	-	9,073	-
Net loss - December 31, 2014	(71,653)	-	-	-	(71,653)
Stockholders' equity at December 31, 2014	$ 197,780	$ 25,000	$ 230,659	$ 40,536	$ (98,415)

See notes to the financial statements.

H. RIVKIN AND COMPANY, INC.
STATEMENTS OF CASH FLOWS
For The Years Ended December 31,

	2014	2013
Cash flows from operating activities		
Net loss	$ (71,653)	$ (88,943)
Adjustments to reconcile net loss to net cash used in operating activities		
Deferred tax benefit	(65)	(48,270)
(Increase) decrease in broker receivable, net of unrealized gain	2,894	(10,136)
Decrease in inventory account	19,166	118,717
Decrease in prepaid expenses	2,999	9,564
Decrease in accounts payable	(201)	(149)
Increase (decrease) in commissions payable	2,470	(5,272)
Increase (decrease) in broker payable	(5,873)	6,864
Decrease in income tax payable	(1,355)	(525)
Increase (decrease) in payroll taxes payable	(2,138)	(546)
Increase (decrease) in accrued expenses	29,396	(2,000)
Net cash used in operating activities	(24,360)	(20,697)
Cash flows from financing activities		
Loan payable - officer	(11,500)	11,500
Net cash provided by (used in) financing activities	(11,500)	11,500
Cash flows from investing activities		
Stockholder contributions	36,500	-
Net cash provided by investing activities	36,500	-
Net increase (decrease) in cash	640	(9,197)
Cash at January 1	101,657	110,854
Cash at December 31	$ 102,297	$ 101,657
Supplemental disclosures		
Cash paid during the year for interest	$ 41	$ -
Cash paid during the year for income taxes	$ 1,482	$ 1,000

Non -cash financing activity:

During 2014, officers loan payable of $11,500 was converted to additional paid in capital.

See notes to the financial statements.

Note 1 – Summary of Significant Accounting Policies

This summary of significant accounting policies of H. Rivkin and Company, Inc. (The Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity.

Business activity

The Company is a registered broker dealer with the Financial Industry Regulatory Authority (FINRA) and is active in the secondary market for equities, corporate bonds, and bank loans.

Method of accounting

The books for accounting reflect transactions on the accrual method of accounting. For income tax reporting the Company has adopted the cash method.

Cash and cash equivalents

Cash and cash equivalents consist primarily of cash on deposit, certificates of deposit, money market accounts, and investment grade commercial paper that are readily convertible into cash and purchased with original maturities of three months or less.

Property, plant, and equipment

Property, plant, and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized, and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company uses other depreciation methods (generally accelerated) for tax purposes where appropriate. The estimated useful lives for property, plant and equipment are 5 years.

Advertising

The Company expenses advertising costs as they are incurred. Advertising expenses amounted to $560 and $525 for December 31, 2014 and 2013 respectively.

Statement of cash flows

The Company is in compliance with Accounting Standards Codification (ASC) Topic 230, Statement of Cash Flows, and has adopted the indirect method of presenting its statement of cash flows.

Note 1 – Summary of Significant Accounting Policies (continued)

Investments – Inventory and fair value

The Company classifies its debt and marketable equity securities into held-to-maturity, trading, or available-for-sale categories. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available for sale. Held-to-maturity securities are recorded as either short-term or long-term on the balance sheet based on contractual maturity date and are stated at amortized cost. Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses recognized in earnings. Debt and marketable equity securities not classified as held-to-maturity or as trading are classified as available-for-sale and are carried at fair market value, with the unrealized gains and losses, net of tax, included in the determination of comprehensive income and reported in shareholders' equity.

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own judgments about the assumptions that market participants would use in pricing the asset or liability.

The fair value of substantially all securities is determined by quoted market prices and are classified as Level 1.. The estimated fair value of securities for which there are no quoted market prices is based on similar types of securities that are traded in the market and are classified as Level 2. Gains or losses on securities sold are based on the specific identification method.

Note 1 – Summary of Significant Accounting Policies (continued)

Income taxes

Income taxes are based on financial statement income with a deferred tax provision (if applicable) to reflect the tax effect of timing differences between financial statement income and taxable income. Effective January 1, 1993, the Company has adopted Accounting Standards Codification (ASC) Topic 740 for its accounting of income taxes. This standard requires an asset and a liability approach for financial accounting and reporting for income taxes and supersedes all other prior accounting pronouncements on this matter.

The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. A current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the current year. A deferred tax liability or asset is recognized for the future tax temporary differences and/or carryforwards. (See Note 10).

Financial instruments

The Company's financial instruments are cash and cash equivalents, brokers receivable, inventory - securities, prepaid expenses, accrued expenses, accounts, commission and brokers payables, payroll taxes payable and income taxes payable. The recorded values of cash and cash equivalents, brokers receivable, accrued expenses and related payables, payroll taxes payable and income taxes payable approximate their fair values based on their short-term nature. The recorded values of inventory - securities approximate their fair value based on market quotes.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions

Securities transactions (and related commission revenue and expenses if applicable) are recorded on a settlement date basis.

Note 2 – Cash and Cash Equivalents

At times during the year, the Company maintained balances in bank accounts which exceeded the federally insured limit of $250,000. These balances fluctuated during the year. Management monitors regularly the financial condition of the banking institutions along with their balances of cash and cash equivalents and tries to keep the risk to a minimum.

Note 3 - Brokers' Receivable

The clearing and depository operations for the Company's transactions are provided by Wedbush Clearing (2014) and COR Clearing LLC (2013). At December 31, 2014 and 2013 the account balances of $6,179 and $0 represented trading profits settled in 2014 and 2013 respectively that had not been transferred by the clearing house until 2015 and 2014 respectively.

Note 4 – Inventory Securities

The Company's inventory – securities is comprised of equity and debt securities, all of which are classified as available for sale securities and are carried at their fair value based on the quoted market prices of the securities at December 31, 2014, and December 31, 2013. Net realized and unrealized gains and losses are reflected in the statements of comprehensive income and retained earnings. For purpose of determining realized gains and losses, the cost of securities sold is based on specific identification.

The composition of trading securities, classified as current assets, is as follows at December 31, 2014, and December 31, 2013:

	December 31, 2014		December 31, 2013	
	Cost	Fair Value	Cost	Fair Value
Common stock	$ 16,045	$ 12,538	$ 16,045	$ 31,704
Corporate Bonds	23,902	24,375	23,902	24,375
Total trading securities	$39,947	$36,913	$ 39,947	$ 56,079

Investment income for the years ended December 31, 2014, and December 31, 2013, consists of the following:

	2014	2013
Gross realized gain from sale of trading securities	$ 0	$ 0
Dividend and interest income	2,330	4,543
Net unrealized holding gains (losses)	9,073	(14,828)
Net investment income (loss)	$ 11,403	($ 10,285)

Note 5 – Property, Plant & Equipment

Depreciation expense of property, plant, and equipment amounted to $0 and $0 for December 31, 2014 and 2013 respectively.

Note 6 – Prepaid Expenses

Prepaid expenses at December 31, 2014 and 2013 are summarized as follows:

	2014	2013
Prepaid FINRA fees	$ 0	$ 1,590
Prepaid clearing fees	3,591	5,000
Total	$ 3,591	$ 6,590

Note 7 - Commitments

The Company leases office space in New Jersey. The lease expired during 2013 and rather than entering into a new lease agreement, the Company decided to go month-to-month. The Company has the right to terminate this lease at any time, as does the landlord. The monthly rent expense remained the same, as per the expired lease agreement.

Rent expense amounted to $31,200 and $31,200 for the years ended December 31, 2014 and 2013 respectively.

Note 8 – Net Capital Requirement

As a registered broker-dealer and member firm of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. It computes its net capital under the aggregate indebtedness method, which requires that minimum net capital be equal to the greater of $100,000 or 66 2/3% of aggregate indebtedness, as defined. At December 31, 2014, the Company had net capital of $100,320 which exceeded its required net capital by $320.

Note 9 – Loan Payable – Officer

Harold Rivkin, President of the Company, loaned the Company $11,500 in 2013. The loan has no repayment requirements and will be repaid when the Company's cash flow allows it. It is management's opinion that this will not occur until after 2014. There is no interest being accrued on this loan due to its relative immateriality. The outstanding balance of the loan was $11,500 as of December 31, 2013. In 2014, the loan was reclassified as additional paid in capital. The outstanding balance of the loan as of December 31, 2014 was $0.

Note 10 – Income Taxes

Current income taxes are based on the taxable income for the year, as measured by the current year's tax returns. The deferred tax adjustment is the amount required to adjust the deferred tax asset to that expected benefit to be incurred in future years. An assumption inherent in an enterprise's statements of financial position prepared in accordance with generally accepted accounting principles is that reported amounts of assets and liabilities will be recovered and settled, respectively. Based on that assumption, the deferred tax liability has been estimated using the tax rates in effect at the present time.

Reconciliation between financial statement income and taxable income at December 31, 2014 is as follows:

Financial statement loss before taxes, including Comprehensive income (loss)	$ (62,580)
Adjustments for:	
Permanent differences	290
Temporary differences	44,466
Federal taxable loss	$ (20,524)

Temporary differences are primarily due to the fact the Company is on the cash basis method of accounting for tax return purposes.

The above reconciliation resulted in a deferred tax benefit reflected in the statement of operations and comprehensive income (loss) as follows:

Federal	$65

For the year ended December 31, 2014, the Company incurred a net operating loss and, accordingly, did not record a provision for Federal income taxes. Such loss was used in the calculation of deferred income taxes since the Company expects to utilize the loss in the future. A provision for state income taxes has been recorded since the states for which the entity has nexus in imposes a tax based on the gross receipts collected.

Note 11 – SIPC Assessment Reconciliation Pursuant To SEC Rule 17a-5(e)(4)

The Company's revenues do not exceed the $500,000 threshold determined by SEC Rule 17a-5(e)(4). Accordingly, the Company is not subject to the additional agreed upon procedures required by SEC Rule 17a-5(e)(4).

Note 12 - Recent accounting pronouncements

ASU 2014-15 Presentation of Financial Statements – Going Concern (Subtopic 205-40) - Currently there is no guidance in GAAP about management's responsibility to evaluate where there is a substantial doubt about an entity's ability to continue as a going concern or to provide related footnote disclosures. The amendments in this Update provide that guidance. In doing so, the amendments should reduce diversity in the timing and content of footnote disclosures.

The amendments require management to assess an entity's ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term substantial doubt, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management's plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management's plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date of the financial statements are issued (or available to be issued).
The amendments in this update are effective for the annual period ending after December 15, 2016.

ASU 2014-09 Revenue from Contracts with Customers (Topic 606) - Revenue is an important number to users of financial statements in assessing an entity's financial performance and position. However, previous revenue recognition requirements in U.S. generally accepted accounting principles (GAAP) differ from those in International Financial Reporting (IFRS), and both sets of requirements were in need of improvement.

The guidance in this update affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.
To achieve that core principle, an entity should apply the following steps:
Step 1: Identify the contract(s) with a customer.
Step 2: Identify the performance obligations in the contract.
Step 3: Determine the transaction price.
Step 4: Allocate the transaction price to the performance obligations in the contract.
Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

For nonpublic entities, the amendments in this Update are effective for annual reporting periods beginning after December 15, 2017.

Note 12 - Recent accounting pronouncements(continued)

New Accounting Pronouncements and Policies – Other than as described below, no new accounting pronouncement issued or effective during the fiscal year has had or is expected to have a material impact on the Financial Statements.

ASU 2014-02 Intangibles – Goodwill and Other (Topic 350) – The amendments in this Update allow an accounting alternative for the subsequent measure of goodwill. An entity with the scope of the amendments that elects the accounting alternative in this Update should amortize goodwill on a straight-line basis over 10 years, or less than 10 years if the entity demonstrates that another useful life is more appropriate. An entity that elects the accounting alternative is further required to make an accounting policy election to test goodwill for impairment at either the entity level or the reporting unit level. If elected, the effective date is annual periods beginning after December 15, 2014. The Company is not anticipating the adoption of this ASU.

ASU 2014-07 Consolidation (Topic 810) (Applying Variable Interest Entities Guidance to Common Control Leasing Arrangements – The amendments permit a private company lessee (the reporting entity) to elect an alternative not to apply VIE guidance to a lessor entity if (a) the private company lessee and the lessor entity are under common control, (b) the private company lessee has a lease arrangement with the lessor entity, (c) substantially all of the activities between the private company lessee and the lessor entity are related to leasing activities (including supporting leasing activities) between those two entities, and (d) if the private company lessee explicitly guarantees or provides collateral for any obligation of the lessor entity related to the asset leased by the private company, then the principle amount of the obligation at inception of such guarantee or collateral arrangements does not exceed the value of the asset leased by the private company from the lessor entity.

If elected, the accounting alternative should be applied retrospectively to all periods presented. The alternative will be effective for annual periods beginning after December 15, 2014, and early application is permitted.

Note 13 – Subsequent Events

Management has evaluated subsequent events through February 21, 2015, the date on which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION
OTHER LEGAL AND REGULATORY REQUIREMENTS

H. RIVKIN AND COMPANY, INC.
SUPPLEMENTARY INFORMATION
STATEMENT OF NET CAPITAL
PURSUANT TO SEC RULE 15c3-1
December 31, 2014

Total assets	$ 239,121
Less total liabilities	41,342
Net worth	197,780
Add subordinated loans	-
Adjusted net worth	197,780
Less non-allowable assets	93,733
Tentative net capital	104,047
Less haircuts	3,726
Net capital	100,320
Required net capital	100,000
	320
Aggregate indebtedness	41,697
Aggregate indebtedness to net capital	41.56%

See independent auditor's report.

H. RIVKIN AND COMPANY, INC.
SUPPLEMENTARY INFORMATION
HAIRCUT ANALYSIS
December 31, 2014

Position

Securites subject to 40% Haircut			
	Long		$ 0
	Short		$ 0
Securites subject to 15% Haircut			
	Long		$ 11,038
	Short		$ 0
Tentative Net Capital		$ 104,047	

Haircuts

1. -40% Haircut		
	Long	$ 0
	Short	$ 0
2. -15% Haircut on the Greater of the Long or Short		
	Long	$ 1,656
	Short	$ 0
		$ 1,656

Excess haircuts:

The lesser of long or short less	$ 0
25% of the greaterof the long of short position	$ 2,760
Excess	$ 0

Undue concentration: (based on 10.00% TNC)

Any security > 500 SHARES & > 32,905

Stock value	Normal H.C.	Undue concentration
$ 0	15%	$ 0

Total undue concentration $ -

Other haircut:

Type	Value	Haircut %	Haircut
Land O Lakes Cap	$ 25,875	8.00%	2,070

Total other haircut $ 2,070

Total haircut $ 3,726

See independent auditor's report.

H.RIVKIN AND COMPANY, INC.
SUPPLEMENTARY INFORMATION
SCHEDULE OF NON-ALLOWABLE ASSETS
December 31, 2014

Account name	Amount
Prepaid expenses	3,591
Deferred tax asset	90,142
Total non-allowable expenses	$ 93,733

See independent auditor's report.

H. RIVKIN AND COMPANY, INC.
SUPPLEMENTARY INFORMATION
SCHEDULE OF AGGREGATE INDEBTEDNESS
December 31, 2014

Account name	Amount
Accounts payable	$ 340
Commissions payable	2,470
Broker payable	991
Accrued expenses	37,896
Total aggregate indebtedness	$ 41,697

See independent auditor's report.

H. RIVKIN AND COMPANY, INC.
SUPPLEMENTARY INFORMATION
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
December 31, 2014

Total net capital per unaudited focus report	$ 132,044
Add: Haircuts per unaudited focus report	3,726
Tentative net capital	135,770
Add: Non-allowable assets per unaudited focus report	31,569
Net worth	167,339
Audit adjusting journal entries-net effect on net worth	30,440
Adjusted net worth	197,779
Less: Non-allowable assets per audited financial statement	93,733
Adjusted tentative net capital per audited financial statement	104,046
Less: Haircuts per audited financial statement	3,726
Total net capital per audited financial statement	$ 100,320

* *Any differences between the amended focus report and audited financial statements are deemed immaterial.*

See independent auditor's report.

Van Duyne, Bruno & Co., P.A.
Certified Public Accountants & Advisors

INDEPENDENT AUDITOR'S REPORT

Exemption Report

We have reviewed management's statements, included in the accompanying computation for determination of reserve requirements and information relating to possession and control requirements under Rule 15c3-3 of the Securities and Exchange Commission, in which (1) H. Rivkin and Company, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which H. Rivkin and Company, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii), who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4, as are customarily made and kept by a clearing broker or dealer and (2) H. Rivkin and Company, Inc. and stated that H. Rivkin and Company, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. H. Rivkin and Company, Inc's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about H. Rivkin and Company, Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Van Duyne, Bruno & Co.

Pine Brook, NJ

February 21, 2015

18 Hook Mountain Road, P.O. Box 896, Pine Brook, NJ 07058 ▪ Tel: (973) 808-1445 ▪ Fax: (973) 808-1613 ▪ Email: info@vb-cpa.com

312 Shrewsbury Avenue, Red Bank, NJ 07701 ▪ Tel: (732) 741-1075

Van Duyne, Bruno & Co., P.A.
Certified Public Accountants & Advisors

H. RIVKIN AND COMPANY, INC.

INDEPENDENT AUDITOR'S REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

December 31, 2014

Van Duyne, Bruno & Co., P.A.
Certified Public Accountants & Advisors

INDEPENDENT AUDITORS' REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
H. Rivkin and company, Inc.

Pursuant to Rule 17a-5(e) (4) of the Securities Exchange Act of 1934, we have performed the following procedures with respect to the accompanying schedule of Securities Investor Protection Corporation Assessment and Payment of H. Rivkin and Company, Inc. for the year ended December 31, 2014. Our procedures were performed solely to assist the Company in complying with Rule 17a-5(e) (4) and, accordingly, our report is not to be used for any other purpose. The procedures we performed were as follows:

(1) Compared listed assessment payments with respective cash disbursement record entries

Because the above procedures do not constitute an audit conducted in accordance with auditing standards generally accepted in the United States of America, we do not express an opinion on the schedule referred to above.

For the year ended December 31, 2014 SIPC-6 and SIPC-7 reports were filed by the Company, as is required and was done so in a timely manner.

Van Duyne Bruno Co
February 21, 2015

18 Hook Mountain Road, P.O. Box 896, Pine Brook, NJ 07058 ▪ Tel: (973) 808-1445 ▪ Fax: (973) 808-1613 ▪ Email: info@vb-cpa.com

312 Shrewsbury Avenue, Red Bank, NJ 07701 ▪ Tel: (732) 741-1075

H. RIVKIN AND COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014 AND 2013

Note 1 – Summary of Significant Accounting Policies

This summary of significant accounting policies of H. Rivkin and Company, Inc. (The Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity.

Business activity

The Company is a registered broker dealer with the Financial Industry Regulatory Authority (FINRA) and is active in the secondary market for equities, corporate bonds, and bank loans.

Method of accounting

The books for accounting reflect transactions on the accrual method of accounting. For income tax reporting the Company has adopted the cash method.

Cash and cash equivalents

Cash and cash equivalents consist primarily of cash on deposit, certificates of deposit, money market accounts, and investment grade commercial paper that are readily convertible into cash and purchased with original maturities of three months or less.

Property, plant, and equipment

Property, plant, and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized, and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company uses other depreciation methods (generally accelerated) for tax purposes where appropriate. The estimated useful lives for property, plant and equipment are 5 years.

Advertising

The Company expenses advertising costs as they are incurred. Advertising expenses amounted to $560 and $525 for December 31, 2014 and 2013 respectively.

Statement of cash flows

The Company is in compliance with Accounting Standards Codification (ASC) Topic 230, Statement of Cash Flows, and has adopted the indirect method of presenting its statement of cash flows.

Note 1 – Summary of Significant Accounting Policies (continued)

Investments – Inventory and fair value

The Company classifies its debt and marketable equity securities into held-to-maturity, trading, or available-for-sale categories. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available for sale. Held-to-maturity securities are recorded as either short-term or long-term on the balance sheet based on contractual maturity date and are stated at amortized cost. Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses recognized in earnings. Debt and marketable equity securities not classified as held-to-maturity or as trading are classified as available-for-sale and are carried at fair market value, with the unrealized gains and losses, net of tax, included in the determination of comprehensive income and reported in shareholders' equity.

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own judgments about the assumptions that market participants would use in pricing the asset or liability.

The fair value of substantially all securities is determined by quoted market prices and are classified as Level 1.. The estimated fair value of securities for which there are no quoted market prices is based on similar types of securities that are traded in the market and are classified as Level 2. Gains or losses on securities sold are based on the specific identification method.

Note 1 – Summary of Significant Accounting Policies (continued)

Income taxes

Income taxes are based on financial statement income with a deferred tax provision (if applicable) to reflect the tax effect of timing differences between financial statement income and taxable income. Effective January 1, 1993, the Company has adopted Accounting Standards Codification (ASC) Topic 740 for its accounting of income taxes. This standard requires an asset and a liability approach for financial accounting and reporting for income taxes and supersedes all other prior accounting pronouncements on this matter.

The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. A current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the current year. A deferred tax liability or asset is recognized for the future tax temporary differences and/or carryforwards. (See Note 10).

Financial instruments

The Company's financial instruments are cash and cash equivalents, brokers receivable, inventory - securities, prepaid expenses, accrued expenses, accounts, commission and brokers payables, payroll taxes payable and income taxes payable. The recorded values of cash and cash equivalents, brokers receivable, accrued expenses and related payables, payroll taxes payable and income taxes payable approximate their fair values based on their short-term nature. The recorded values of inventory - securities approximate their fair value based on market quotes.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions

Securities transactions (and related commission revenue and expenses if applicable) are recorded on a settlement date basis.

Note 2 – Cash and Cash Equivalents

At times during the year, the Company maintained balances in bank accounts which exceeded the federally insured limit of $250,000. These balances fluctuated during the year. Management monitors regularly the financial condition of the banking institutions along with their balances of cash and cash equivalents and tries to keep the risk to a minimum.

Note 3 - Brokers' Receivable

The clearing and depository operations for the Company's transactions are provided by Wedbush Clearing (2014) and COR Clearing LLC (2013). At December 31, 2014 and 2013 the account balances of $6,179 and $0 represented trading profits settled in 2014 and 2013 respectively that had not been transferred by the clearing house until 2015 and 2014 respectively.

Note 4 – Inventory Securities

The Company's inventory – securities is comprised of equity and debt securities, all of which are classified as available for sale securities and are carried at their fair value based on the quoted market prices of the securities at December 31, 2014, and December 31, 2013. Net realized and unrealized gains and losses are reflected in the statements of comprehensive income and retained earnings. For purpose of determining realized gains and losses, the cost of securities sold is based on specific identification.

The composition of trading securities, classified as current assets, is as follows at December 31, 2014, and December 31, 2013:

	December 31, 2014		December 31, 2013	
	Cost	Fair Value	Cost	Fair Value
Common stock	$ 16,045	$ 12,538	$ 16,045	$ 31,704
Corporate Bonds	23,902	24,375	23,902	24,375
Total trading securities	$39,947	$36,913	$ 39,947	$ 56,079

Investment income for the years ended December 31, 2014, and December 31, 2013, consists of the following:

	2014	2013
Gross realized gain from sale of trading securities	$ 0	$ 0
Dividend and interest income	2,330	4,543
Net unrealized holding gains (losses)	9,073	(14,828)
Net investment income (loss)	$ 11,403	($ 10,285)

Note 5 – Property, Plant & Equipment

Depreciation expense of property, plant, and equipment amounted to $0 and $0 for December 31, 2014 and 2013 respectively.

Note 6 – Prepaid Expenses

Prepaid expenses at December 31, 2014 and 2013 are summarized as follows:

	2014	2013
Prepaid FINRA fees	$ 0	$ 1,590
Prepaid clearing fees	3,591	5,000
Total	$ 3,591	$ 6,590

Note 7 - Commitments

The Company leases office space in New Jersey. The lease expired during 2013 and rather than entering into a new lease agreement, the Company decided to go month-to-month. The Company has the right to terminate this lease at any time, as does the landlord. The monthly rent expense remained the same, as per the expired lease agreement.

Rent expense amounted to $31,200 and $31,200 for the years ended December 31, 2014 and 2013 respectively.

Note 8 – Net Capital Requirement

As a registered broker-dealer and member firm of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. It computes its net capital under the aggregate indebtedness method, which requires that minimum net capital be equal to the greater of $100,000 or 66 2/3% of aggregate indebtedness, as defined. At December 31, 2014, the Company had net capital of $100,320 which exceeded its required net capital by $320.

Note 9 – Loan Payable – Officer

Harold Rivkin, President of the Company, loaned the Company $11,500 in 2013. The loan has no repayment requirements and will be repaid when the Company's cash flow allows it. It is management's opinion that this will not occur until after 2014. There is no interest being accrued on this loan due to its relative immateriality. The outstanding balance of the loan was $11,500 as of December 31, 2013. In 2014, the loan was reclassified as additional paid in capital. The outstanding balance of the loan as of December 31, 2014 was $0.

Note 10 – Income Taxes

Current income taxes are based on the taxable income for the year, as measured by the current year's tax returns. The deferred tax adjustment is the amount required to adjust the deferred tax asset to that expected benefit to be incurred in future years. An assumption inherent in an enterprise's statements of financial position prepared in accordance with generally accepted accounting principles is that reported amounts of assets and liabilities will be recovered and settled, respectively. Based on that assumption, the deferred tax liability has been estimated using the tax rates in effect at the present time.

Reconciliation between financial statement income and taxable income at December 31, 2014 is as follows:

Financial statement loss before taxes, including Comprehensive income (loss)	$ (62,580)
Adjustments for:	
Permanent differences	290
Temporary differences	44,466
Federal taxable loss	$ (20,524)

Temporary differences are primarily due to the fact the Company is on the cash basis method of accounting for tax return purposes.

The above reconciliation resulted in a deferred tax benefit reflected in the statement of operations and comprehensive income (loss) as follows:

Federal	$65

For the year ended December 31, 2014, the Company incurred a net operating loss and, accordingly, did not record a provision for Federal income taxes. Such loss was used in the calculation of deferred income taxes since the Company expects to utilize the loss in the future. A provision for state income taxes has been recorded since the states for which the entity has nexus in imposes a tax based on the gross receipts collected.

Note 11 – SIPC Assessment Reconciliation Pursuant To SEC Rule 17a-5(e)(4)

The Company's revenues do not exceed the $500,000 threshold determined by SEC Rule 17a-5(e)(4). Accordingly, the Company is not subject to the additional agreed upon procedures required by SEC Rule 17a-5(e)(4).

Note 12 - Recent accounting pronouncements

ASU 2014-15 Presentation of Financial Statements – Going Concern (Subtopic 205-40) - Currently there is no guidance in GAAP about management's responsibility to evaluate where there is a substantial doubt about an entity's ability to continue as a going concern or to provide related footnote disclosures. The amendments in this Update provide that guidance. In doing so, the amendments should reduce diversity in the timing and content of footnote disclosures.

The amendments require management to assess an entity's ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term substantial doubt, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management's plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management's plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date of the financial statements are issued (or available to be issued).
The amendments in this update are effective for the annual period ending after December 15, 2016.

ASU 2014-09 Revenue from Contracts with Customers (Topic 606) - Revenue is an important number to users of financial statements in assessing an entity's financial performance and position. However, previous revenue recognition requirements in U.S. generally accepted accounting principles (GAAP) differ from those in International Financial Reporting (IFRS), and both sets of requirements were in need of improvement.

The guidance in this update affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.
To achieve that core principle, an entity should apply the following steps:
Step 1: Identify the contract(s) with a customer.
Step 2: Identify the performance obligations in the contract.
Step 3: Determine the transaction price.
Step 4: Allocate the transaction price to the performance obligations in the contract.
Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

For nonpublic entities, the amendments in this Update are effective for annual reporting periods beginning after December 15, 2017.

Note 12 - Recent accounting pronouncements(continued)

New Accounting Pronouncements and Policies – Other than as described below, no new accounting pronouncement issued or effective during the fiscal year has had or is expected to have a material impact on the Financial Statements.

ASU 2014-02 Intangibles – Goodwill and Other (Topic 350) – The amendments in this Update allow an accounting alternative for the subsequent measure of goodwill. An entity with the scope of the amendments that elects the accounting alternative in this Update should amortize goodwill on a straight-line basis over 10 years, or less than 10 years if the entity demonstrates that another useful life is more appropriate. An entity that elects the accounting alternative is further required to make an accounting policy election to test goodwill for impairment at either the entity level or the reporting unit level. If elected, the effective date is annual periods beginning after December 15, 2014. The Company is not anticipating the adoption of this ASU.

ASU 2014-07 Consolidation (Topic 810) (Applying Variable Interest Entities Guidance to Common Control Leasing Arrangements – The amendments permit a private company lessee (the reporting entity) to elect an alternative not to apply VIE guidance to a lessor entity if (a) the private company lessee and the lessor entity are under common control, (b) the private company lessee has a lease arrangement with the lessor entity, (c) substantially all of the activities between the private company lessee and the lessor entity are related to leasing activities (including supporting leasing activities) between those two entities, and (d) if the private company lessee explicitly guarantees or provides collateral for any obligation of the lessor entity related to the asset leased by the private company, then the principle amount of the obligation at inception of such guarantee or collateral arrangements does not exceed the value of the asset leased by the private company from the lessor entity.

If elected, the accounting alternative should be applied retrospectively to all periods presented. The alternative will be effective for annual periods beginning after December 15, 2014, and early application is permitted.

Note 13 – Subsequent Events

Management has evaluated subsequent events through February 21, 2015, the date on which the financial statements were available to be issued.